UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 2, 2013

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Novo Nordisk A/S – Share repurchase programme

Bagsværd, Denmark, 2 December 2013 – On 31 October 2013, Novo Nordisk initiated a share repurchase programme in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules. This programme is part of the overall share repurchase programme of up to DKK 14.0 billion to be executed during a 12-month period beginning 31 January 2013.

Under the programme initiated 31 October 2013, Novo Nordisk will repurchase B shares for an amount up to DKK 2.8 billion in the period from 31 October 2013 to 28 January 2014.

Since the announcement as of 25 November 2013, the following transactions have been made under the programme:

	Number of	Average	Transaction
	shares	purchase price	value, DKK
Accumulated, last announcement	792,500		749,717,497
25 November 2013	55,000	958.64	52,724,986
26 November 2013	55,000	950.42	52,273,177
27 November 2013	59,000	949.54	56,022,848
28 November 2013	45,000	971.75	43,728,962
29 November 2013	55,000	978.48	53,816,510
Accumulated under the programme	1,061,500		1,008,283,979

With the transactions stated above, Novo Nordisk owns a total of 19,754,294 treasury shares, corresponding to 3.6% of the share capital. The total amount of shares in the company is 550,000,000 including treasury shares.

Novo Nordisk A/S	Novo Allé	Telephone:	CVR no:
Investor Relations	2880 Bagsværd	+45 4444 8888	24 25 67 90
	Denmark	Internet:
www.novonordisk.com

Company announcement No 73 / 2013

Novo Nordisk expects to repurchase B shares for an amount up to DKK 14.0 billion during a 12-month period beginning 31 January 2013. As of 29 November 2013, Novo Nordisk has repurchased a total of 12,699,943 B shares equal to a transaction value of DKK 12,196,104,649.

Novo Nordisk is a global healthcare company with 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 37,000 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information
Media:
Anne Margrethe Hauge	+45 4442 3450	amhg@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 4442 4303	krop@novonordisk.com
Frank Daniel Mersebach	+45 4442 0604	fdni@novonordisk.com
Lars Borup Jacobsen	+45 3075 3479	lbpj@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Jannick Lindegaard (US)	+1 609 786 4575	jlis@novonordisk.com

Novo Nordisk A/S	Novo Allé	Telephone:	CVR no:
Investor Relations	2880 Bagsværd	+45 4444 8888	24 25 67 90
	Denmark	Internet:
www.novonordisk.com

Company announcement No 73 / 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: December 2, 2013	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer